             Morgan Stanley Dean Witter Africa Investment Fund, Inc.
                             (For Immediate Release)

         New York, New York, September 18, 2000 - Morgan Stanley Dean Witter Africa Investment Fund, Inc. (the "Fund") announced today that the Fund's tender offer for 1,333,612 of its issued and outstanding shares of common stock, representing approximately 10% of the Fund's outstanding shares, expired on Friday, September 15, 2000 at 5:00 p.m., New York City time.

         Based upon current information, approximately 8,396,176.525 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. Based on this preliminary information, the proration for each tendering stockholder is estimated to be 15.88% of the shares properly tendered. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date. Management of the Fund anticipates acceptance on September 21, 2000 of 1,333,612 shares properly tendered and that payment for such shares will be made on or about September 25, 2000. The purchase price of properly tendered shares is equal to 95% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on September 15, 2000.

         The Fund is a non-diversified, closed-end management investment company, the shares of which are listed on the New York Stock Exchange (AFF). The Fund's investment objective is long-term capital appreciation which it seeks to achieve by investing primarily in equity securities of African issuers and by investing, from time to time, in debt securities issued or guaranteed by African governments or governmental entities. Morgan Stanley Dean Witter Investment Management Inc. is the Fund's investment manager.

         For further information, please contact Georgeson Shareholder Communications Corporation, 17 State Street, New York, New York, at 800-223-2064.